UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.  1 )*

Under the Securities Exchange Act of 1934

EARTHSTONE ENERGY, INC.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

27032D304
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27032D304

1	NAMES OF REPORTING PERSONS
Bighorn Permian Resources LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
255,319

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
255,319 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
255,319

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.2%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
These shares of Class A Common Stock are issued to a wholly-owned subsidiary of the Reporting Person which shares are subject to an escrow agreement to satisfy potential indemnification claims associated with the transactions pursuant to which the Reporting Person acquired the shares of Class A Common Stock reported in the initial Schedule 13G filed on April 22, 2022. All of such shares of Class A Common Stock are expected to be released from escrow on April 14, 2023 (less an amount necessary to satisfy any unresolved holdback claims as of such time).

(2)
Based upon 105,416,926 shares of Class A Common Stock of the Issuer outstanding as of October 27, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 2, 2022.

2

STATEMENT ON SCHEDULE 13G

This is Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on April 22, 2022.

Item 1.

(a)	Name of Issuer:

Earthstone Energy, Inc.  (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1400 Woodloch Forest Drive, Suite 300
The Woodlands, Texas 77380

Item 2.

(a)	Name of Person Filing:

Bighorn Permian Resources, LLC

(b)	Address of Principal Business Office, or, if None, Residence:

5221 N O’Connor Blvd, Suite 1100
Irving, Texas 75039

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”).

(e)	CUSIP Number:

27032D304

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on the cover page of this Schedule 13G is incorporated by reference in its entirety into this Item 4.

The Reporting Person beneficially owns, through Bighorn Asset Company, LLC, its wholly-owned subsidiary, 255,319 shares of Class A Common Stock which are held in escrow to satisfy potential indemnification claims associated with the transactions pursuant to which the Reporting Person acquired the shares of Class A Common Stock reported in the initial Schedule 13G filed on April 22, 2022. All of such shares of Class A Common Stock are expected to be released from escrow on April 14, 2023 (less an amount necessary to satisfy any unresolved holdback claims as of such time).

3

The Class A Common Stock beneficially owned by the Reporting Person represents approximately 0.2% of the total shares of Class A Common Stock of the Issuer outstanding. Calculations of the percentage of shares of Class A Common Stock beneficially owned is based on 105,416,926 shares of Class A Common Stock of the Issuer outstanding as of October 27, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 2, 2022.

(b)	Percent of class:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of the percentage of shares of Class A Common Stock listed on Reporting Person’s cover page.

(c)	Number of Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See the cover page hereof.
(ii)	Shared power to vote or to direct the vote:
See the cover page hereof.
(iii)	Sole power to dispose or to direct the disposition of:
See the cover page hereof.
(iv)	Shared power to dispose or to direct the disposition of:
See the cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2023

BIGHORN PERMIAN RESOURCES, LLC

	By:	s/ Roger S. Manny
Name: Roger S. Manny
Title: Director